

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 14, 2017

Nicole Kelsey
General Counsel
Amyris, Inc.
5885 Hollis Street, Suite 100
Emeryville, CA 94608

   Re: Amyris, Inc.
     Registration Statement on Form S-3
     Filed August 4, 2017
     File No. 333-219732

Dear Ms. Kelsey:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

          Sincerely,

          /s/ Pamela A. Long

          Pamela A. Long
          Assistant Director
          Office of Manufacturing and
          Construction

cc: Gordon K. Davidson, Esq.